UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

 CAPLEASE, INC.
(Name of Subject Company (Issuer))

CAPLEASE, INC.
(Name of Filing Person)

7.50% Convertible Senior Notes Due 2027
(Title of Class of Securities)

 140288 AA 9
(CUSIP Number of Class of Securities)

Paul Hughes
Vice President, General Counsel and Secretary
1065 Avenue of the Americas
New York, New York 10018
(212) 217-6300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Dee Ann Dorsey, Esq.
Hunton & Williams LLP
200 Park Avenue
New York, New York 10166
(212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,944,000.00	$3,561.01
*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934.  Based upon the maximum amount of cash that might be paid for the 7.50% Convertible Senior Notes Due 2027 (the “Notes”) assuming that $49,944,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the “SEC”) by CapLease, Inc. (“CapLease” or the “Company”), a Maryland corporation, in connection with CapLease’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated April 13, 2010 (the “Offer to Purchase”), and Letter of Transmittal, dated April 13, 2010 (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of CapLease’s outstanding 7.50% Convertible Senior Notes Due 2027 (the “Notes”).  The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A).  Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the issuer is CapLease, Inc., a Maryland corporation.  The address of its principal executive offices is 1065 Avenue of the Americas, New York, New York, 10018 and its telephone number is (212) 217-6300.

(b) Securities.  The subject class of securities subject to the Offer to Purchase is CapLease’s 7.50% Convertible Senior Notes Due 2027.  As of the date hereof, there is $49.9 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price.  There is no established public reporting or trading system for the Notes and trading in the Notes has been limited.  To our knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available. Shares of the Company’s common stock into which the Notes are convertible upon the terms and conditions set forth in the Indenture currently are traded on the New York Stock Exchange under the symbol “LSE.” The information with respect to our common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)           Name and Address.  This is an issuer tender offer.  CapLease, Inc. is the filing person.  The information set forth in Item 2(a) above is incorporated herein by reference.  Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of CapLease:

Name	Title
Paul H. McDowell	Chairman of the Board and Chief Executive Officer
William R. Pollert	Director and President
Shawn P. Seale	Senior Vice President, Chief Financial Officer and Treasurer
Robert C. Blanz	Senior Vice President and Chief Investment Officer
Paul C. Hughes	Vice President, General Counsel and Corporate Secretary
Michael E. Gagliardi	Director
Stanley Kreitman	Director
Jeffrey Rogatz	Director
Howard A. Silver	Director

The business address and telephone number for all of the above directors and executive officers are c/o CapLease, Inc., 1065 Avenue of the Americas, New York, New York, 10018, tel. (212) 217-6300.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Impact of the Offer on Rights of the Holders of the Notes,” “Additional Considerations Concerning the Offer,” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase are incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions.  Not applicable.

(b) Purchases.  To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements in connection with its common stock, $0.01 par value per share:

(1) Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009).  Previously filed as Annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009, and incorporated herein by reference.

2

(2) Form of Non-Employee Director Restricted Stock Award Agreement.  Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009, and incorporated herein by reference.

(3) Form of Executive Officer Restricted Stock Agreement.  Previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009, and incorporated herein by reference.

(4) First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006.  Previously filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649), and incorporated herein by reference.

The Company has entered into the following agreements in connection with the Notes:

(1) Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007.  Previously filed as Exhibit 4 to the Company’s Form 8-K filed on October 9, 2007, and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.  The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1) – (10) CapLease does not have, and, to the best of its knowledge, is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1)-(10).

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.  The section of the Offer to Purchase titled “Terms of the Offer— Conditions to the Offer” is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.  $2,500,000 principal amount of the Notes were repurchased by the Company on March 16, 2010, in a direct transaction negotiated between the Company and the holder of the Notes, for a purchase price of $960 for each $1,000 principal amount of Notes repurchased.

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Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The section of the Offer to Purchase titled “The Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.  Not applicable.

(b) Pro Forma Information.  Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) – (5)     None.

(b) Other Material Information.  Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(B)	Press Release Regarding Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).
(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

(g)	Not Applicable.
(h)	Not Applicable.

* Filed herewith.

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Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CapLease, Inc.

By:	/s/ Paul C. Hughes
Name:	Paul C. Hughes
Its:	Vice President, General Counsel and Secretary

Dated:  April 13, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(B)	Press Release Regarding Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).
(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

* Filed herewith.